Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 27, 2026

Relating to Preliminary Prospectus dated August 27, 2026

Registration File No. 333-298589

Spinnova Announces Public Filing of SEC Registration Statement for Proposed U.S. Initial Public Offering and Dual Listing

Spinnova Plc | Company Release | 27 August 2026 at 3.00 PM EEST

Spinnova Plc (“Spinnova” or the “company”) (Nasdaq First North Growth Market Finland: SPINN), a materials technology company producing textile fibre from wood pulp and waste streams, announces that it has today publicly filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (the “SEC”) relating to its proposed initial public offering of equity securities in the United States (the “Offering”) and dual listing on the Nasdaq Capital Market (the “U.S. Listing”) in addition to the company’s existing listing of its shares on Nasdaq First North Growth Market Finland. The registration statement is available on the SEC’s website at www.sec.gov. The number of securities to be offered and the price range for the Offering price have not yet been determined. The targeted gross proceeds to be raised through the Offering would preliminarily be at least USD 15 million (approximately EUR 13 million). Shareholders and potential investors should note that the contemplated Offering and the U.S. Listing may or may not proceed.

This announcement follows Spinnova’s previous release published on 13 August 2026, in which the company announced its intention to pursue a U.S. initial public offering and dual listing on Nasdaq Capital Market.

The purpose of the contemplated Offering and the U.S. Listing is to broaden Spinnova’s investor base and provide the company with access to the U.S. capital markets. Subject to completion of the Offering, the company currently intends to use the net proceeds to support the ramp-up of its Eteläportti demo facility, advance commercialisation of its technology, and for general corporate purposes. The company currently expects the Offering to take place during September or October 2026, although the timing remains subject to market and other conditions and may change or may not occur at all.

“We have spent more than a decade developing a fundamentally different approach to textile fibre production by creating a fibre with a natural look and feel from wood and waste through a purely mechanical process without harmful chemicals or dissolving,” says Janne Poranen, Co-Founder and Chief Executive Officer of Spinnova. “Today, our technology has advanced beyond research and development, enabling commercial products made with SPINNOVA® fibre in collaboration with global brands including Adidas, ECCO, and BESTSELLER group’s brands. The U.S. Listing would provide Spinnova with access to a broader investor base as we scale production, expand our licensing model, and continue to build a global ecosystem around our technology. As part of our U.S. market outreach, we will make our U.S. debut at New York Climate Week in September through an industry event convened with Eco Age, bringing together industry leaders, brand partners and investors.”

The company’s shares would continue to trade on Nasdaq First North Growth Market Finland under the trading symbol SPINN and would retain their existing ISIN. The contemplated Offering is proposed to be directed primarily at U.S. investors. Existing shareholders would not be required to take any action in connection with the contemplated Offering or the U.S. Listing and may continue to hold and trade their Spinnova shares in Finland as before.

As the contemplated Offering would consist of newly issued shares, the total number of outstanding shares would increase and result in dilution for existing shareholders. The extent of any dilution will depend on the final size and pricing of the Offering.

The company intends to apply to list the securities to be offered on the Nasdaq Capital Market and expects to announce the proposed trading symbol separately. In connection with the contemplated Offering, Roth Capital Partners, LLC is acting as an underwriter in the Offering. The company has also engaged MZ Group to lead its U.S. investor relations and financial communications program. Pryor Cashman LLP and Borenius Attorneys Ltd are serving as legal advisors to the company.

The Board of Directors intends to convene an Extraordinary General Meeting, currently expected to be held in late September 2026, to consider and decide on certain matters relating to the contemplated Offering and the U.S. Listing, including the share issuance authorisation required for the Offering. Completion of the Offering will remain subject to, among other things, shareholder approval, resolution by the Board of Directors, the effectiveness of the registration statement, approval of the company’s listing application by Nasdaq, other regulatory approvals, and prevailing market conditions.

Spinnova is currently observing the silent period preceding the publication of its January–June H1 2026 results and will provide further updates regarding the contemplated Offering and the U.S. Listing through future public disclosures. The company will publish its H1 2026 results as scheduled on 31 August 2026.

The company has filed a registration statement (File No. 333-298589), including the preliminary prospectus contained therein, with the SEC for the Offering to which this communication relates. Further details regarding the structure of the contemplated Offering, including the form of securities to be offered and admitted to trading in the United States and the terms and conditions of the Offering, are set forth in the registration statement. The registration statement has not become effective yet. Before making an investment decision, investors should read the preliminary prospectus included in that registration statement (including the risk factors described therein) and other documents the company has filed with the SEC for more complete information about the company and the Offering. These documents may be accessed for free by visiting EDGAR on the SEC website here.

This release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. Any offers, solicitations of offers to buy, or any sales of securities in the United States will be made only by means of a prospectus forming part of the registration statement filed with the SEC, after the registration statement has been declared effective by the SEC.

For further information, please contact:
Janne Poranen, CEO
Tel. +358 20 703 2430
ir@spinnova.fi

U.S. Investor Relations:
Chris Tyson

MZ Group

Direct: 949-491-8235

SPINN@mzgroup.us

Certified advisor:
Aktia Alexander Corporate Finance Oy
Tel. +358 50 520 4098

Distribution:
Nasdaq Helsinki
Major media

About Spinnova

Spinnova technology transforms the way textiles are manufactured globally. Based in Finland, Spinnova has developed a breakthrough patented technology for making textile fibre out of wood pulp or waste, such as leather, textile, or agricultural cropping waste, without harmful chemicals or dissolving.

Spinnova technology creates no side streams in the fibre production process, and the SPINNOVA® fibre has minimal CO2 emissions and water use, as well as being biodegradable and recyclable. Spinnova technology uses a mechanical process which gives the fibre the look and feel of a natural cellulosic fibre such as cotton.

Spinnova’s shares are listed on the Nasdaq First North Growth Market Finland under the ticker symbol “SPINN”.

SPINNOVA® home: www.spinnova.com
Corporate & IR site: www.spinnovagroup.com

Forward-Looking Statements

This release contains forward-looking statements, including statements regarding the company’s intention to pursue the contemplated Offering and the U.S. Listing, the expected timing thereof and the intended use of proceeds. Words such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these words.

These statements are based on management’s current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied, including, without limitation: whether the Extraordinary General Meeting approves the matters proposed to it; whether the registration statement filed with the SEC is declared effective; whether the company’s listing application is approved by Nasdaq; whether a trading market for the securities newly issued in the Offering develops; the final size, pricing and terms of the Offering, and whether it proceeds at all; the extent of dilution to existing shareholders; prevailing capital market conditions; and the company’s ability to execute the ramp-up of its Eteläportti production facility.

The company cautions readers not to place undue reliance on any forward-looking statement, which speaks only as of the date of this release. Except as required by applicable law, the company specifically disclaims, and undertakes no, obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

3